GLOBAL corporate compliance

07020616

January 17, 2007

SUPPL

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
JAN 24 2007
WASH, D.C. 156 SECTION

Attention: Office of International Corporate Finance

Dear Sirs: Q Gold Resources

Re: ~~Solana Petroleum Corp~~. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release dated December 12, 2006
2. News Release dated December 13, 2006
3. News Release dated January 3, 2007
4. News Release dated January 5, 2007
5. Material Change Report dated January 10, 2007

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Administrative Assistant

encl

PROCESSED
JAN 30 2007
THOMSON FINANCIAL

dw 1/29

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ANNOUNCES FLOW-THROUGH PRIVATE PLACEMENT

SEC 12g 3-2(b) Exemption # 82-4931

December 12, 2006

Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) ("**Q-Gold**" or the "**Corporation**") is pleased to announce that it intends to complete a non-brokered private placement of up to $1,200,000 (the "**Offering**") on a flow-through basis.

The Offering will consist of the issuance of up to 6,666,666 units (the "**Units**") in the capital of Q-Gold at a price of $0.18 per Unit.

Each Unit consists of one common share issued on a "flow-through" basis (the "**Flow-Through Share**") and one common share purchase warrant (the "**Warrant**"). Each Warrant entitles the holder to acquire one additional non-flow-through common share at an exercise price of $0.27 for a period of 24 months from issuance.

Mineralfields Group ("**MineralFields**"), a Toronto-based mining fund, has agreed to subscribe for a minimum of $900,000 of the Offering.

Pursuant to the subscription by MineralFields, the Corporation has agreed to pay Limited Market Dealer Inc. ("**LMDI**") a finder's fee in cash equivalent to 5% of the Mineralfields' subscription amount and finder's fee warrants ("**Finder's Warrant**") equal to 10% of the number of Units purchased by Mineralfields. Each Finder's Warrant entitles LMDI to acquire one Unit at an exercise price of $0.18 for a period of 24 months from issuance. The Units issuable upon exercise of the Finder's Warrant will have the same terms as the Units under the Offering. The Corporation will also be responsible for paying a cash due diligence fee of 3% of the Mineralfield's subscription amount.

All securities issued in connection with the Offering will be subject to a four month restriction from resale as stipulated under applicable securities legislation and the TSX Venture Exchange (the "**Exchange**"). It is contemplated that the Flow-Through Shares will entitle the holders to a 100% CEE tax deduction as set forth under the *Income Tax Act* (Canada).

Proceeds from the Offering will be used by Q-Gold for exploration operations, including an estimated 5,000 metres of diamond drilling on its 26,940 acres of prospective gold claims, leases and patents in the historic Gold Camp of Mine Centre, Ontario.

Closing of the Offering is subject to the all regulatory approval, including the Exchange.

About MineralFields:

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Information about MineralFields Group is available at www.mineralfields.com

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD STRIKES ADDITIONAL HIGH GRADE GOLD IN MINE CENTRE'S "WEST" VEIN

SEC 12g 3-2(b) Exemption # 82-4931

December 13, 2006

Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) announced today that it had received more high-grade gold assays from its 2006 Trenching Program in the northern extension of the historic Foley Mine quartz vein complex at Mine Centre in Northwestern Ontario. Seventeen trench samples from the "West Vein" over a total strike length of over 300 metres averaged 8.544 grams/tonne (g/t). In 2005, 16 trench samples were taken from the West Vein over 207.15 metres of strike length averaging 5.16 g/t gold. A middle section of the vein comprising 270.6 metres could not be sampled at this time because of swamp conditions and/or excessive overburden.

Combined weighted averages for assay results from both 2006 and 2005 Trenching Programs are as follows:

Program	Strike Length (m)	Width (m)	Au (g/t)
2005	207.15	0.52	5.16
2006	313.25	0.7	8.54
-----	270.60	[not trenched or sampled]	
Total	791.00	0.64	7.43

Thus, the West Vein, a known but previously lightly explored vein on surface, has now been established as having average high grade gold values over a total minimum strike length of 520 metres of its known 791 metres, while still remaining "open" at both ends.

Old mine level plans available from the archives of the Ministry of Northern Development and Mines show a cross-cut made during development activities in 1920-27 from the North Shaft of the historic Foley Mine to the West Vein at the 400 foot level. They also show drifting for 100 feet in both north and south directions on the West Vein at the 400 foot level, thus establishing the vein's presence to at least a depth of 400 feet.

Thus, recent trenching of the West Vein, in addition to recent assays from the Lucky Joe and Jumbo Veins (see press releases of November 16 and December 6, 2006) are providing average

high grade gold values over extensive strike lengths and to considerable depths in a wide area North of the Foley Mine.

The 2006 Trenching Program, with additional structural drilling scheduled in 2007, has its objective of the establishment of additional resources/reserves of gold to the north of the existing Foley gold mine complex. As reported by the Ontario Geological Survey on page 33 of "Open File Report 6146" (2005), by P.Hinz, C. Ravnaas and A. Raoul, the Foley Mine, according to "historical reports", is estimated to contain "proven/probable reserves" of 40,000 tonnes of ore at a grade of 0.5 ounces/tonne, and "speculative reserves" of 400,000 tonnes, also at 0.5 ounces/tonne. None of the above reserve figures are compliant with the definitions for resources/reserves required by NI 43-101 and remain to be confirmed by additional diamond drilling, sampling and assaying. Gold production from the Foley in the 1890s and 1920s totaled 5,267 ounces (see NI 43-101 report, revised December 6, 2004).

As previously reported, the *Corporation* has begun the permitting process to open up the presently flooded Foley Mine to permit re-entry and underground exploration of the North Shaft area, where a total of 2.5 kilometres of drifting on seven levels was completed in the 1890's and 1920's. These workings, to a depth of 850-feet, provide access at that level to both the "Bonanza" and the Jumbo Vein and to the West Vein at the 400 foot level.

Richard C. Beard, P.Eng, Consulting Geologist, a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD COMPLETES $1,581,804 FINANCING

SEC 12g 3-2(b) Exemption # 82-4931

January 3, 2007

Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) ("**Q-Gold**" or the "**Corporation**") is pleased to announce that it has completed a non-brokered flow-through private placement (as previously announced in its press release of December 12, 2006) for gross proceeds of $1,581,804 (the "**Offering**"). The original Offering of $1,200,000 was oversubscribed by $381,804.

Pursuant to the Offering, the Corporation issued 8,787,800 units ("**Units**") at a price of $0.18 per Unit. Each Unit consisted of one "flow-through" common share of the Corporation (a "**Flow-Through Share**") and one common share purchase warrant (a "**Warrant**"). Each Warrant will entitle the holder to purchase one additional common share of the Corporation (a "**Common Share**") at a price of $0.27 for a period of 24 months from the date of issuance.

MineralFields Group ("**MineralFields**"), a Toronto-based mining fund, has subscribed for $900,000 of the Offering (5,000,000 Units). Pursuant to the subscription by MineralFields, Q-Gold has paid Limited Market Dealer Inc. ("**LMDI**") a 5% cash finder's fee of $45,000 and granted LMDI 500,000 finder's fee warrants (the "**Finder's Warrant**"). Each Finder's Warrant entitles the holder to acquire one Unit at an exercise price of $0.18 for a period of 24 months from issuance. The Units issuable upon exercise of the Finder's Warrant have the same terms as the Units under the Offering, except that they consist of Common Shares rather than Flow-Through Shares. The Corporation also paid a 3% cash due diligence fee of $27,000 to LMDI.

Furthermore, Q-Gold paid additional finder's fees of $34,090 in cash and granted 378,780 Warrants to other finders in the Offering.

All securities issued in connection with the Offering will be subject to a four month restriction from resale as stipulated under applicable securities legislation and the TSX Venture Exchange. It is contemplated that the Flow-Through Shares will entitle the holders to a 100% CEE tax deduction as set forth under the *Income Tax Act* (Canada).

Proceeds from the Offering will be used by Q-Gold for 2007 exploration operations, including an estimated 5,000 metres of diamond drilling on its 27,020 acres (109.4 square kilometres) of 100% owned prospective gold claims, leases, patents and optioned patents in the historic Gold Camp of Mine Centre, Ontario. A portion of the proceeds will also be utilized in permitting and engineering studies as a prelude to dewatering and re-entering the historic Foley Gold Mine for underground exploration activities next year.

About MineralFields:
MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com

About the Corporation:
Q-Gold is a Canadian based mineral exploration company currently exploring for precious and base metals on its extensive holdings at Mine Centre, Ontario.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD TO ACQUIRE MCKENZIE GRAY AND JOLLY ROGER GOLD VEINS AT MINE CENTRE

SEC 12g 3-2(b) Exemption # 82-4931

January 5, 2007

Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) ("**Q-Gold**" or the "**Corporation**") announced today that it had signed a Letter of Intent with Nipigon Gold Resources Ltd. ("NGR") a privately-owned Ontario Corporation to acquire all of NGR's assets in the historic Gold Camp of Mine Centre, Ontario.

The acquisition, which is subject to the approval of the TSX Venture Exchange (the "Exchange"), NGR's shareholders and its production royalty rights holders, includes the following NGR assets:

(1) Six contiguous Crown Leasehold Patents (including both mining and surface rights) totaling 240 acres (the "Leases"), which are surrounded on 3 sides by Q-Gold's existing holdings at Mine Centre. The Leases contain two important known gold occurrences, the McKenzie Gray and Jolly Roger Veins, as well as hosting 1,500 metres of the large cross-cutting Finger Lake Fault, an intensively sheared zone with a minimum strike length of over 20 kilometres. This huge fault is believed to be the primary conduit for hydrothermal fluids which resulted in the many gold-bearing veins in the Mine Centre area.

(2) A small mill comprised of a steel building housing mineral processing and other related equipment. Q-Gold plans to refurbish this mill to provide limited ore processing and pilot testing of bulk samples from the Corporation's extensive gold/quartz vein system at Mine Centre.

(3) Tailings ponds with a currently inactive permit that can be reinstated by Q-Gold.

(4) Geological, geophysical, drilling logs and assay data from extensive past exploration efforts by NGR and others on the Leases.

As compensation, upon closing, Q-Gold will pay NGR $25,000 in cash and, subject to Exchange approval, will issue 1 million Q-Gold common shares at $0.25 per share to NGR shareholders. Q-Gold will also pay NGR a series of cash production payments totaling $500,000 when gold production from the Leases reaches 50,000 ounces, in 10,000 ounce increments. The Leases are subject to an existing Net Smelter Return Royalty of 3%.

A report prepared for NGR by David J. Gliddon Geological Services, Inc., dated July 31, 1990 (p. 16), shows the following results from different trenching, sampling and assaying programs on the McKenzie Gray Vein by other operators between 1938-46:

	Au Grade (grams/tonne)	Width (m)	Strike Length (m)
McIntyre Gold Mines Ltd.	16.8	0.9	76.2
U.S. Smelter Corp.	15.1	1.2	53.4
Ventures, Ltd.	9.3	1.2	91.5

Exploratory drilling by NGR since 1988 revealed gold-sulfide mineralization in a lense plunging to the 100 metre level, with the vein remaining "open" at depth. Reserve estimates made for NGR by Ovalbay Geological Services Inc. in a report dated December 31, 1992 (p. 32) (not compliant with NI 43-101), showed 98,702 tons grading 0.30 gold equivalent ounces per ton in all ore categories (totaling 29,611 gold equivalent ounces).

After the transaction closes, the McKenzie Gray area will be scheduled for ground geophysics and drilling in 2007.

The Jolly Roger Vein is 2-3 metres in width and is hosted by a mafic dike within a highly sheared, altered and folded zone accompanying the Finger Lake Fault. Both this large fault and the northwest/southeast cross-cutting West Bad Vermilion Shear, converge on the NGR Leases. This confluence provides widespread (up to 100 metres in width) shearing, sulfidization and silicification zones on the NGR Leases, indicating the passage of altering hydrothermal fluids through the zones, many of which are gold-bearing. The intensive deformation caused by dextral wrenching along the entire strike length of the Finger Lake Fault, provides numerous deformed and folded structures to be examined as potential gold traps over the more than 11 kilometres of the fault controlled by Q-Gold.

When all approvals for the NGR purchase are obtained, Q-Gold will hold 100% interest in 27,260 acres (110.3 square kilometres) of mining claims, leases, patents and optioned patents in the historic (1890's) Mine Centre Gold Mining Camp. Mine Centre is one of the last known Canadian Archean-age granite/greenstone lode Gold Camps remaining to be explored by modern methods. To that end, in 2006, Q-Gold completed a 1,516 line-kilometre DIGHEM/ MAG airborne survey and, following additional ground geophysical surveys, in February will embark on a 5,000 metre diamond drilling program on the most prospective targets as part of its fully-funded 2007 Exploration Program.

Richard C. Beard, P.Eng, Consulting Geologist, a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

About the Corporation:
Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals on its extensive holdings at Mine Centre, Ontario.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

82-4931

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Q-Gold Resources Ltd.
c/o Fraser Milner Casgrain LLP
30th Floor, Fifth Avenue Place
237 – 4th Avenue Southwest
Calgary, Alberta T2P 4X7
Attn: Eugene Chen

2. Date of Material Change

December 28, 2006

3. News Release

January 3, 2007
CCNMatthews, Canadian Mining Select Disclosure Network
(Press release is attached hereto as "Exhibit I")

4. Summary of Material Change

The Corporation Completed a non-brokered flow-through private placement financing for gross proceeds of $1,581,804 via the issuance of 8,787,800 common shares issued on a flow-through tax basis and 8,787,000 common share purchase warrants.

5. Full Description of Material Change

Pursuant to the $1,581,804 non-brokered flow-through private placement, the Corporation issued 8,787,800 units ("Units") at a price of $0.18 per Unit. Each Unit consisted of one "flow-through" common share of the Corporation (a "Flow-Through Share") and one common share purchase warrant (a "Warrant"). Each Warrant will entitle the holder to purchase one additional common share of the Corporation (a "Common Share") at a price of $0.27 for a period of 24 months from the date of issuance.

MineralFields Group ("MineralFields"), a Toronto-based mining fund, has subscribed for $900,000 of the Offering (5,000,000 Units). Pursuant to the subscription by MineralFields, Q-Gold has paid Limited Market Dealer Inc. ("LMDI") a 5% cash finder's fee of $45,000 and granted LMDI 500,000 finder's fee warrants (the "Finder's Warrant"). Each Finder's Warrant entitles the holder to acquire one Unit at an exercise price of $0.18 for a period of 24 months from issuance. The Units issuable upon exercise of the Finder's Warrant have the same terms as the Units under the Offering, except that they consist of Common Shares rather than Flow-Through Shares. The Corporation also paid a 3% cash due diligence fee of $27,000 to LMDI.

Furthermore, Q-Gold paid additional finder's fees of $34,090 in cash and granted 378,780 Warrants to other finders in the Offering.

All securities issued in connection with the Offering will be subject to a four month restriction from resale as stipulated under applicable securities legislation and the TSX Venture Exchange. It is contemplated that the Flow-Through Shares will entitle the holders to a 100% CEE tax deduction as set forth under the *Income Tax Act* (Canada).

Proceeds from the Offering will be used by Q-Gold for 2007 exploration operations, including an estimated 5,000 metres of diamond drilling on its 27,020 acres (109.4 square kilometres) of 100% owned prospective gold claims, leases, patents and optioned patents in the historic Gold Camp of Mine Centre, Ontario. A portion of the proceeds will also be utilized in permitting and engineering studies as a prelude to dewatering and re-entering the historic Foley Gold Mine for underground exploration activities next year.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

Not Applicable

8. Executive Officer

Further information regarding this Material Change Report may be obtained by contacting Eric A. Gavin, Chief Financial Officer at (928) 779-0166.

9. Date of Report

January 10, 2007

About MineralFields:
MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com

About the Corporation:
Q-Gold is a Canadian based mineral exploration company currently exploring for precious and base metals on its extensive holdings at Mine Centre, Ontario.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

GLOBAL corporate compliance

January 17, 2007

Securities & Exchange Commission
450 Fifth Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. Notice of the Meeting and Record Date, January 12, 2007

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Administrative Assistant

encl.

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com